FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 14, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES HEARING REGARDING ROAMING SERVICES ABROAD

Netanya, Israel – August 14, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that the Israeli Ministry of Communications published a hearing regarding roaming services provided to subscribers while abroad. The hearing proposes, in order to increase competition and reduce roaming payments by subscribers, among others, to allow other Israeli telecommunication operators, including other cellular operators, mobile virtual network operators, international calls operators and landline operators to offer roaming services to a cellular subscriber of another cellular operator, while abroad, using the subscriber's usual cellular number as well as change the way payments to roaming services are calculated, such as by requiring  a 1 second unit or 1 KB unit (as applicable) for billing of roaming services while abroad and not charging for certain intervals of the call.

The Company is studying the hearing and at this time cannot evaluate the extent of its effects on the Company, if adopted as proposed.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results" and "– We face intense competition in all aspects of our business" and under "Item 4. Information on The Company – B. Business Overview – Government Regulations – Our principal license".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.029 million subscribers (as at June 30, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 14, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary